Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication was made available by EQT Ventures and EQT Growth (collectively, “EQT”) to on November 9, 2021 regarding DoorDash’s proposed acquisition of Wolt Enterprises Oy (“Wolt”). EQT is an investor in Wolt.

PRESS RELEASE	9 November 2021

EQT Ventures and EQT Growth to exit its holdings in Wolt, a leading food delivery platform operating across 23 countries

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DoorDash (NYSE: DASH) is acquiring Wolt in an all-stock deal worth approximately EUR 7 billion; EQT Ventures and EQT Growth will exit their holdings in Wolt and receive DoorDash stock as part of the transaction

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EQT Ventures led the early Series-A financing round for Wolt in 2016 and has since been a close partner and advisor to Wolt, participating in all subsequent financing rounds. EQT Growth invested in Wolt’s latest USD 530 million round of financing in January 2021

•	Since its founding in Finland in 2014, the Helsinki-based company has expanded to 23 countries and today employs over 4,000 people

Today it was announced that DoorDash (NYSE: DASH) has entered a definitive agreement to acquire Wolt (the “Company”) for approximately EUR 7 billion in an all-stock transaction, subject to regulatory approval and other customary closing conditions for transactions of this type. As part of the transaction, the EQT Ventures I fund (“EQT Ventures”) and EQT Growth are exiting their holdings in Wolt and receiving shares in DoorDash. DoorDash is a technology company that connects consumers with their favorite local and national businesses in more than 7,000 cities across the United States, Canada, Australia and Japan. With the acquisition of Wolt, DoorDash will add a significant international presence.

Wolt was established in 2014 in Helsinki, Finland, by CEO Miki Kuusi and co-founders, who had a vision of creating a truly tech-oriented company that would make it easy and fun to discover great food delivered directly to home or office. Wolt’s platform and data-driven delivery infrastructure provide customer convenience and new revenue opportunities for both restaurants and retailers. It has grown rapidly and today operates across 23 countries and employs over 4,000 people.

EQT Ventures was one of Wolt’s earliest investors and has participated in all subsequent financing rounds, during which it has played a pivotal role in supporting the Company to become one of the largest private technology companies in Europe. EQT Growth joined the journey in January 2021 as part of Wolt’s latest growth financing round, showcasing EQT’s ability to “back its winners” over time and across the EQT platform. Today, EQT Ventures and EQT Growth combined are Wolt’s largest shareholders.

Johan Svanström, Partner within EQT Growth’s Advisory Team and Wolt board member since 2018, and Lars Jörnow, Partner within EQT Ventures’ Advisory Team and part of the initial investment team for Wolt when the fund lead the Series A, commented, “We are thrilled to see Wolt and DoorDash join forces. EQT Ventures originally invested in a small, tech-obsessed and gritty Finnish team that was looking for a hands-on and involved investment partner. Through our close working relationship and supported by capital investments from EQT Ventures, and subsequently EQT Growth, today Wolt is one of Europe’s most successful private technology companies.”

It has been a pleasure supporting CEO Miki Kuusi and the team in building and scaling the company and we look forward to following them for years to come,” they added.

Miki Kuusi, CEO of Wolt, said, “The entire EQT platform has been critical in our growth and success over recent years. EQT Ventures were one of our earliest backers and have remained with us ever since. In 2021, we were delighted to welcome EQT Growth to the fold as part of our latest funding round. Today, I’m incredibly excited to announce that Wolt is joining forces with the DoorDash team to start our next chapter.”

The transaction is subject to regulatory approval and other customary closing conditions for transactions of this type. The DoorDash equity issued as part of the transaction will be valued at $206.45 per share, based on DoorDash’s 30 day VWAP as of November 3, 2021.

EQT Ventures and EQT Growth were advised by law firm DLA Piper.

Contact

EQT Press Office, press@eqtpartners.com, +46 8 506 55 334

About EQT

EQT is a purpose-driven global investment organization with more than EUR 70 billion in assets under management across 27 active funds. EQT funds have portfolio companies in Europe, Asia-Pacific and the Americas with total sales of approximately EUR 29 billion and more than 175,000 employees. EQT works with portfolio companies to achieve sustainable growth, operational excellence and market leadership

More info: www.eqtgroup.com

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of the proposed transaction, (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which Doordash and Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

DoorDash will file with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at http://ir.doordash.com.

About DoorDash

DoorDash is a technology company that connects consumers with their favorite local and national businesses in more than 7,000 cities across the United States, Canada, Australia and Japan. Founded in 2013, DoorDash enables local businesses to address consumers’ expectations of ease and immediacy and thrive in today’s convenience economy. By building the last-mile logistics infrastructure for local commerce, DoorDash is bringing communities closer, one doorstep at a time.

About Wolt

Wolt is a technology company that makes it incredibly easy to discover and get the best of local restaurants, grocery stores and other local shops delivered to your home or office. Wolt is in 23 countries. The Helsinki-based company was founded in 2014, employs over 4,000 people, and is led by its Co-Founder and CEO Miki Kuusi.

DoorDash Investor Relations Contact

ir@doordash.com

DoorDash Press Contact

press@doordash.com

Wolt Contact

press@wolt.com